FEDERATED HERMES INCOME SECURITIES TRUST

4000 Ericsson Drive
Warrendale, Pennsylvania 15086-7561

October 21, 2020

Sally Samuel

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549-4720

RE:	FEDERATED HERMES INCOME SECURITIES TRUST (the “Registrant”) Federated Hermes Floating Rate Strategic Income Fund (the “Fund”) Class A1 Shares 1933 Act File No. 33-3164 1940 Act File No. 811-4577

Dear Ms. Samuel:

The Registrant is filing this correspondence to respond to additional comments of the Staff of the Securities and Exchange Commission (“Staff”), provided on October 20, 2020, regarding its correspondence filing dated October 19, 2020 to Staff comments on its Post-Effective Amendment No. 222 under the Securities Act of 1933 and Amendment No. 215 under the Investment Company Act of 1940 to the Registration Statement of the above-referenced Registrant and Fund filed on August 17, 2020.

COMMENT 1. Prospectus - Risk/Return Summary: Fees and Expenses Example

The Staff reiterates the comment that Form N-1A requires both examples unless there is a redemption, then the 2nd example is not required. With that, the disclosure should be clearer to the shareholder that the examples are the same and that it applies in both instances.

RESPONSE:

The Registrant will make the following revision to the noted disclosure (addition is bold and underlined):

“The Example assumes that you invest $10,000 for the time periods indicated and then redeem or hold all of your Shares at the end of those periods.”

Questions on this letter or requests for additional information may be directed to me at (724) 720-8832.

Very truly yours,

/s/ Christina Eifler
Christina Eifler
Sr. Paralegal